Exhibit 99.1

SuperCom Reports Record Profit with 183% QoQ Net Income Growth and
EPS of $0.06 for Q2 2024

 Revenue of $7.5 million; Record Net Income of $2.2 million; Positive Operating Cash Flow of $2 million

Tel Aviv, Israel, August 15, 2024 /PRNewswire/ --  SuperCom (NASDAQ: SPCB), a global provider of secured solutions for the e-Government, IoT, and Cybersecurity sectors, today reported results for the three months ended June 30, 2024.

Second Quarter Ended June 30, 2024, Financial Highlights (Compared to the Second Quarter of 2023)

•	Revenue was $7.5 million compared to $7.7 million.
•	Gross Profit surged by 65.2% to $3.7 million from $2.3 million.
•	Gross Profit margin expanded by 20.4% percentage points to 49.6% from 29.2%.
•	Net Income improved by $3.3 million to $2.2 million from Net Loss of ($1.1) million.
•	Net Income margin surged to 29% from (13.6%).
•	Cash Flows from Operating Activities increased by $5.6 million to positive $2 million from negative ($3.4 million).
•	EPS improved by $0.27 to $0.06 from Negative EPS of ($0.21).
•	Non-GAAP Net Income surged 874% to $3.3 million from $0.33 million.
•	Non-GAAP EPS improved to $0.09 from $0.07.
•	EBITDA increased by 83% to $1.6 million from $0.9 million.

First Half Ended June 30, 2024, Financial Highlights (Compared to the First Half of 2023)

•	Revenue was $14.4 million compared to $14.1 million.
•	Gross profit increased by 95.7% to $7.5 million from $3.8 million.
•	Gross Profit margin nearly doubled to 52.3% from 27.2%.
•	Operating Income improved by $2.8 million to $1.1 million from Operating Loss of ($1.7) million.
•	Net Income improved by $5.6 million to $3.0 million from Net Loss of ($2.6) million.
•	Net Income margin improved to 20.6% from (18.3%).
•	Non-GAAP Net Income surged $4.5 million to $4.6 million from $0.1 million
•	Non-GAAP EPS improved to $0.17 from Non-GAAP EPS of $0.02.
•	EBITDA improved by 182% to $3.6 million from $1.3 million.

Recent Business Highlights:

•
The company has received new orders totaling over $11.0 million from European governments. These orders are expected to be delivered by the end of 2024, further solidifying SuperCom's leadership in the public safety sector across Europe.

•	The company raised $2.9 million in gross proceeds in a registered direct offering in Q2 2024, providing additional capital to execute the company's business plan.

•
SuperCom, through its wholly owned subsidiary, LCA, secured a new North California contract to provide housing and evidence-based case management services to youth and individuals transitioning from housing. The contract is projected to generate nearly $500,000 annually, marking SuperCom’s fourth North American contract win in 2024 and further expanding its role in rehabilitative services and secure solutions.

•
SuperCom secured a $1.8 million contract with a long-term government customer, continuing a decade-long partnership. The contract underscores SuperCom’s ability to maintain strong relationships and deliver consistent, high-quality solutions in the e-Government sector.

•
SuperCom, through its wholly owned subsidiary, LCA, won a new project in California valued at up to $2.0 million to provide a comprehensive jail-based program focusing on re-entry services aimed at reducing recidivism. This project, won through a competitive bid process, marks an expansion into a new county and is expected to generate approximately $400,000 in annual recurring revenue over five years.

•
LCA secured a new EM contract in California with an established California services provider in the judicial sector. This contract is particularly notable for SuperCom's successful displacement of a long-time incumbent competitor, primarily due to SuperCom’s new innovative PureOne solution.

•
SuperCom won a new project in Canada with a renowned Canadian industry partner in the tracking solutions sector. This new project expands an existing collaboration with a long-standing partner, transitioning from providing RF-based tracking technology to embracing new GPS technologies. This expansion into new GPS technologies with the state-of-the-art PureOne devices underscores the company's commitment to innovation and its ability to adapt to the evolving needs of its clients.

Management Commentary:

"We are proud to announce another strong quarter, marked by significant achievements across key financial and operational metrics. This quarter, we delivered substantial improvements in gross profit, operating income, and net income – culminating once again in record-breaking profitability. Our ability to reach gross profit margins of nearly 50% as we advance through various stages of our projects is a testament to the efficiency of our operations and the high-margin nature of our offerings," commented Ordan Trabelsi, President and CEO of SuperCom.

"Our strategic focus on cost optimization and capital management, combined with our innovative approach to technology deployment, has driven a significant turnaround in our bottom line. The 183% quarter-over-quarter growth in net income to $2.2 million, along with positive operating cash flows of $2 million this quarter, underscores our commitment to driving sustainable profitability. We also strengthened our balance sheet with significant increases in cash. This quarter's results highlight the success of our efforts to leverage our operational infrastructure while continuously delivering value to our customers," Ordan continued.

"The recent business wins, including over $11 million in new orders from European governments and several significant new contracts in North America, highlight our leadership in the public safety sector and our ability to penetrate new markets with our cutting-edge solutions. Particularly noteworthy is our successful displacement of long-time incumbents in the judicial sector, showcasing the superiority of our PureOne technology. As we continue to expand our global footprint, these wins are expected to contribute meaningfully to our top line in the coming quarters," Ordan added.

"As we move further into 2024, our focus remains on leveraging our innovative solutions and robust market presence to drive further expansion and deliver value to our shareholders. We are excited about the opportunities ahead and believe in our ability to maintain our momentum," Ordan concluded.

Conference Call
The Company will hold a conference call today (August 15, 2024) at 10:00 a.m. Eastern time (5:00 p.m. Israel time) to discuss these results, followed by a question and answer session.

Conference Call Dial-In Information:
Date:	Thursday, August 15, 2024
Time:	10 a.m. Eastern time (7 a.m. Pacific time)
U.S. toll-free:	888-506-0062
Israel toll-free:	1-809-423-853
International:	973-528-0011
Access Code:	SuperCom
Link:	https://www.webcaster4.com/Webcast/Page/2259/51056
Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

About SuperCom
Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including security and safety, community public safety, law enforcement, electronic monitoring, and domestic violence prevention. For more information, visit www.supercom.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical or current facts. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the statements made. Examples of these statements include, but are not limited to, statements regarding business and economic trends, the levels of consumer, business and economic confidence generally, the adverse effects of these risks on our business or the market price of our ordinary shares, and other risks and uncertainties described in the forward looking statements and in the section captioned "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 22, 2024, our reports on Form 6-K filed from time to time with the SEC and our other filings with the SEC. Except as required by law, we not undertake any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Results presented in this press release are based on management's estimated unaudited analysis of financial results for the presented periods. SuperCom's independent registered accounting firm has not audited the financial data discussed in this press release. During the course of SuperCom's quarter- and fiscal year-end closing procedures and review process, SuperCom may identify items that would require it to make adjustments, which may be material, to the information presented in this press release. As a result, the estimate financial results constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments to such results.

Use of Non-GAAP Financial Information
In addition to disclosing financial results calculated in accordance with the generally accepted accounting principles in the United States (“GAAP”), this release also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of SuperCom's ongoing core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities or any other measures of our cash flows or liquidity.

Non-GAAP EPS is defined as earnings before amortization and other non-cash or one-time expenses divided by weighted average outstanding shares.

EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and other non-cash or one-time expenses.

SuperCom Investor Relations:
ir@supercom.com

[Tables to follow]

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	As of June 30,	As of December 31,
	2024	2023
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	5,727	5,206
Restricted bank deposits	368	371
Trade receivable, net	16,524	13,357
Patents	5,283	5,283
Other accounts receivable and prepaid expenses	1,780	1,742
Inventories, net	2,782	2,503

Total current assets	32,464	28,462

LONG-TERM ASSETS
Deferred tax long term	919	501
Property and equipment, net	2,889	2,701
Other intangible assets, net	5,251	5,576
Operating lease right-of-use assets	1,025	487
Goodwill	7,026	7,026

Total long-term assets	17,110	16,291

Total Assets	49,574	44,753

CURRENT LIABILITIES
Trade payables and other credit	2,345	1,883
Employees and payroll accruals	1,121	1,015
Related parties	-	100
Accrued expenses and other liabilities	517	485
Short-term operating lease liabilities	975	401
Short-term credit	715	792
Deferred revenues ST	695	726

Total current liabilities	6,368	5,403

LONG-TERM LIABILITIES

Long-term loan	29,181	33,952
Deferred revenues	49	305
Deferred tax liability LT	170	170
Long-term operating lease liabilities	-	108

Total long-term liabilities	29,400	34,535

SHAREHOLDERS' EQUITY:
Ordinary shares	21,970	9,094
Additional paid-in capital	95,822	102,670
Accumulated deficit	(103,986	(106,948)

Total shareholders' equity	13,806	4,816

Total liabilities and equity	49,574	44,754

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)

	Three months ended
	June 30, 2024	June 30, 2023
	Unaudited	Unaudited

REVENUES	7,545	7,748
COST OF REVENUES	(3,802)	(5,482)

GROSS PROFIT	3,743	2,266

OPERATING EXPENSES:
Research and development	999	849
Selling and marketing	686	556
General and administrative	1,359	1,290
Other expense, net	315	229

Total operating expenses	3,359	2,924

OPERATING PROFIT (LOSS)	384	(658)
FINANCIAL INCOME, NET	1,804	(397)

INCOME BEFORE INCOME TAX	2,188	(1,055)
INCOME TAX EXPENSE	-	-

NET PROFIT (LOSS) FOR THE PERIOD	2,188	(1,055)

Net Profit (loss) Per Share	0.06	(0.21)

SUPERCOM LTD.
Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income
(U.S. dollars in thousands)

	Three months ended
	June 30, 2024	June 30, 2023
	Unaudited	Unaudited

GAAP gross profit	3,743	2,266
Amortization of intangible assets	89	89
Non-GAAP gross profit	3,832	2,355

GAAP Operating profit (loss)	384	(658)
Amortization of intangible assets	552	452
Foreign Currency Loss	153	378
Non-cash or one-time expenses	359	559
Non-GAAP operating profit	1,448	731

GAAP net profit (loss)	2,189	(1,055)
Amortization of intangible assets	552	452
Foreign Currency Loss	153	378
Non-cash or one-time expenses	359	559
Non-GAAP net profit	3,253	334
Non-GAAP E.P.S.	0.09	0.07

Net profit (loss) for the period	2,189	(1,055)
Financial expenses (income), net	(1,805)	397
Depreciation and Amortization	730	609
Foreign Currency Loss	153	378
Non-cash or one-time expenses	359	559
EBITDA *	1,626	888

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest,tax, depreciation and amortization and other non-cash or one-time expenses.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)

	Six months ended
	June 30, 2024	June 30, 2023
	Unaudited	Unaudited

REVENUES	14,397	14,124
COST OF REVENUES	(6,867)	(10,276)

GROSS PROFIT	7,530	3,848

OPERATING EXPENSES:
Research and development	1,900	1,662
Selling and marketing	1,210	1,128
General and administrative	2,748	2,374
Other expense (income), net	570	405

Total operating expenses	6,428	5,569

OPERATING PROFIT (LOSS)	1,102	(1,721)
FINANCIAL INCOME, NET	1,443	(869)

PROFIT (LOSS) BEFORE INCOME TAX	2,545	(2,590)
INCOME TAX BENEFIT	418	-

NET PROFIT (LOSS) FOR THE PERIOD	2,963	(2,590)
Net Profit (loss) Per Share	0.11	(0.66)

SUPERCOM LTD.
Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income
(U.S. dollars in thousands)

	Six months ended
	June 30, 2024	June 30, 2023
	Unaudited	Unaudited

GAAP gross profit	7,530	3,848
Amortization of intangible assets	177	177
Non-GAAP gross profit	7,707	4,025

GAAP Operating Loss	1,102	(1,721)
Amortization of intangible assets	1,065	983
Foreign Currency Loss	353	898
Non-cash or one-time expenses	639	788
Non-GAAP operating profit	3,159	948

GAAP net Loss	2,963	(2,590)
Amortization of intangible assets	1,065	983
Foreign Currency Loss	353	898
Income tax benefit	(418)	-
Non-cash or one-time expenses	639	788
Non-GAAP net Loss	4,602	79
Non-GAAP E.P.S.	0.17	0.02

Net profit loss for the period	2,963	(2,590)
Financial expenses (income), net	(1,443)	869
Income tax benefit	(418)	-
Depreciation and Amortization	1,497	1,307
Foreign Currency Loss	353	898
Non-cash or one-time expenses	639	788
EBITDA *	3,591	1,272

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, tax, depreciation and amortization and other non-cash or one-time expenses.